SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Genesis Microchip Inc.
(Name of Subject Company)

Genesis Microchip Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-6811

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

December 10, 2007
Dear Colleagues:

As you all know we announced today that we have entered into a definitive agreement to be acquired by STMicroelectronics, one of the largest and most respected semiconductor companies in the world.

As a result of this acquisition, I expect that Genesis will join the Home Entertainment Division (HED) and become STMicroelectronics’ TV & Monitor Division within HED. The Home Entertainment Division already holds a leading position in the worldwide set-top box market.

In deciding to pursue this transaction, Genesis highly values STMicroelectronics’ expertise in advanced process technologies, its scale and ability to invest adequately for strategic success, its successful track record in the development of SOC’s and system platforms, and a highly complementary fit in resources, technology and geographic presence.

With Genesis, STMicroelectronics gains immediate presence in the fast growing display markets. STMicro immediately establishes a solid and growing position in the flat panel TV market and re-enters the monitor market with a truly differentiating technology in DisplayPort. Finally, we can collectively accelerate the penetration of DisplayPort into the CE market by leveraging STMicro’s strong position in the set-top box market and Genesis’ leadership in flat panel technology.

We expect the transaction will be completed in the first quarter of 2008. In the meantime, I strongly urge you to remain focused with the same dedication and effort on your responsibilities and on meeting our commitments to our customers worldwide.

As always thank you very much and I look forward to staying in touch.

Sincerely,

Elie Antoun

Important Information

The tender offer for the outstanding shares of Genesis Microchip Inc. described herein has not commenced. This announcement and the description contained herein is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Genesis Microchip Inc. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Sophia Acquisition Corp., a wholly owned subsidiary of ST Microelectronics N.V. In addition, Genesis Microchip Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Genesis Microchip Inc.’s shareholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information.

Genesis Microchip Inc.’s shareholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov or from STMicroelectronics Investor Relations Department, 780 Third Ave, 9th Floor, New York, NY 10017.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on STMicroelectronics N.V.’s and Genesis Microchip Inc.’s management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	Receipt of regulatory approvals and satisfaction of other conditions to completion of the offer and the second-step merger;
•
future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by ST Microelectronics N.V.’s products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;
•	the financial impact of obsolete or excess inventories if actual demand differs from ST Microelectronics N.V.’s anticipations;
•
the impact of intellectual property claims by ST Microelectronics N.V.’s competitors or other third parties, and ST Microelectronics N.V.’s ability to obtain required licenses on reasonable terms and conditions;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.41 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which ST Microelectronics N.V. has operating infrastructure;

•
ST Microelectronics N.V.’s ability to manage in an intensely competitive and cyclical industry, where a high percentage of its costs are fixed and difficult to reduce in the short term, including its ability to adequately utilize and operate its manufacturing facilities at sufficient levels to cover fixed operating costs;

•
ST Microelectronics N.V.’s ability to close, as currently planned and scheduled, its agreement with Intel and Francisco Partners concerning the creation of a new independent Flash memory company to be named “Numonyx” if the financial, business or other conditions to Closing as contractually provided are not met; and the estimated loss of $857 million posted so far, in relation to its Flash memory business, may materially change at Closing as a result of developments in the Flash memory business;

•
ST Microelectronics N.V.’s ability in an intensively competitive environment, to secure customer acceptance and to achieve its pricing expectations for high-volume supplies of new products in whose development ST Microelectronics N.V. has been, or is currently, investing;

•
the attainment of anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of ST Microelectronics N.V.’s suppliers to meet its demands for supplies and materials and to offer competitive pricing;
•
significant differences in the gross margins ST Microelectronics N.V. achieves compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets) and the timing and execution of ST Microelectronics N.V.’s manufacturing investment plans and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which ST Microelectronics N.V., its key customers and its suppliers, operate;

•
changes in ST Microelectronics N.V.’s overall tax position as a result of changes in tax laws or the outcome of tax audits, and its ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;
•	the results of actions by ST Microelectronics N.V.’s competitors, including new product offerings and its ability to react thereto.
•	the timing and completion of an all cash tender offer for the outstanding shares of Genesis Microchip Inc.,
•	the ability to complete the tender offer and subsequent merger on the terms contemplated, and
•	the anticipated impact of the acquisition on ST Microelectronics N.V.’s operations and financial results.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of ST Microelectronics N.V.’s business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors ST Microelectronics N.V. faces are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in ST Microelectronics N.V.’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Some of the risk factors Genesis Microchip Inc. faces are set forth and are discussed in more detail in “Other Information-Risk Factors” included in Genesis Microchip Inc.’s Quarterly Report on Form 10-Q for the year ended September 30, 2007, as filed with the SEC on August 11, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. ST Microelectronics N.V. and Genesis Microchip Inc. do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in ST Microelectronics N.V.’s SEC filings, including its Form 20-F, could have a material adverse effect on ST Microelectronics N.V.’s results of operations or financial condition.